AMENDED APPENDIX A

Fund	Expense Limitation	Initial Term Month End Date
Abbey Capital Futures Strategy Fund – Class A	2.04%	February 28, 2021
Abbey Capital Futures Strategy Fund – Class C	2.79%	February 28, 2021
Abbey Capital Futures Strategy Fund – Class I	1.79%	February 28, 2021

Abbey Capital Multi Asset Fund – Class A	2.04%	February 28, 2021
Abbey Capital Multi Asset Fund – Class C	2.79%	February 28, 2021
Abbey Capital Multi Asset Fund – Class I	1.79%	February 28, 2021